DEXIA
Group

The Secretary-General

03003036

03 JAN 13 AM 11:09

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

January 3rd, 2003

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press release issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

p.o.
E. du Roy de Blicquy
Secretary General

dlw 1/14

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

03/01/2003
1 p.

«MEDIA»
«NOM»

Dexia confirms that Dexia Bank Nederland has received summons from Stichting Leaseverlies and Consumentenbond on 2nd January 2003. According to the plaintiffs, Bank Labouchere and its successors would have commercialized share leasing products under certain conditions which would not have allowed the clients to be fully informed about the risks related to the products.

These summons have been announced a number of weeks ago by Stichting Leaseverlies and contain no new elements with respect to the allegations that this foundation had already made in the past.

Dexia believes that the allegations made by Stichting Leaseverlies and Consumentenbond have no legal grounds and is confident about its chances of success, after having proceeded with a full review of the risks, including legal risks, related to the products commercialized by Bank Labouchere and its successors. Dexia will therefore resolutely defend its interests before all competent courts. The legal arguments currently made by the Stichting Leaseverlies and the Consumentenbond, as well as all other arguments that have been or will be made in the future, are not applicable or groundless.

Dexia Bank Nederland has announced on 5 December 2002 that it has proposed a general offer aiming at maintaining the commercial relationship with its clients. This offer is currently being finalized and will be communicated indivudally to all clients in the coming weeks.

Dexia confirms that it has taken all conservatory measures which are required to cover the risks linked to this situation, and in particular that the provisions which have been taken are sufficient to cover the costs and risks related to this matter.